December 16, 2014

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Digital TV Holding Co., Ltd.

Form 6-K furnished November 10, 2014

File No. 001-33692

Dear Mr. Krikorian:

China Digital TV Holding Co., Ltd. (the “Company”) has received the comment letter (the “Comment Letter”), dated December 10, 2014, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the Company’s Current Report on Form 6-K, which was filed with the SEC on November 10, 2014. The Company wishes to thank you and the other members of the Staff for taking the time to review the Form 6-K and for providing us with your helpful comments.

The Company notes that the Staff has requested that the Company either (i) respond to the comments within ten business days from the date of the Comment Letter or (ii) inform the Staff as to when the Company will provide responses to the Comment Letter. The Company has carefully reviewed and considered the comments, and is in the process of preparing responses to these comments. The Company will use its best efforts to submit a response letter within the requested ten business day period. However, the Company respectfully advises the Staff that it may need more time to prepare its responses, and respectfully requests for an extension of the response period to January 8, 2015. The Company would be grateful if the Staff could accommodate this request.

Thank you again for your time. Please contact the undersigned (tel: +8610-6297-1199 x 9999; fax: +8610-6297-5009; email: luzx@novel-supertv.com), or Mr. Liu Fang of Clifford Chance (tel: +852-2825-8919; fax: +852-2825-8800; email: fang.liu@cliffordchance.com), with any questions you may have. Please be advised that going forward, Clifford Chance will be advising China Digital TV on U.S. securities law compliance matters.

Mr. Stephen Krikorian

Sincerely,

/s/ Zengxiang Lu
Zengxiang Lu
Chief Executive Officer

cc:	Ms. Laura Veator

(Securities and Exchange Commission)

Liu Fang, Esq.

(Clifford Chance)

Ms. Elsie Zhou

(Deloitte Touche Tohmatsu Certified Public Accountants LLP)

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